Exhibit 2

Management’s Discussion and Analysis

Management’s discussion and analysis of the financial and operating results for the Company should be read in conjunction with the Company’s audited financial statements and related notes for the years ended December 31, 2003 and 2002. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties. Forward-looking statements are not guarantees as to the Company’s future results since there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements.

     At the Annual and Special Meeting of SYNSORB Biotech Inc. (“SYNSORB”) shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”). Prior to 2002, SYNSORB conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities.

     On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in the Lavoy and Cold Lake areas. Hawker’s 2003 operating results reflect the costs of converting Hawker into an oil and gas enterprise and the results of its first six months of oil and gas operations. Accordingly, the 2003 operating results are not directly comparable to the 2002 operating results when the Company was winding down its biotech operations and seeking strategic alternatives.

REVENUE

Production revenue for the year ended December 31, 2003 was $17,582,000. The second half of 2003 marked the commencement of oil and gas operations for the Company and accordingly, there were no production revenues for the year ended December 31, 2002.

     All of the Company’s production was natural gas. Natural gas sales volumes for the six months ended December 31, 2003 averaged 16,346 mcf/d and the average price received was $5.84 per mcf. Hawker’s production was from the Lavoy area and the Cold Lake/Bonnyville area.

     The majority of the Company’s natural gas production is sold to aggregators and the Company receives AECO spot or AECO month index prices. The Company has entered into commodity price contracts to reduce the volatility of commodity prices and to ensure that funds are available to support planned capital expenditures. The financial and physical contracts currently in place are summarized in the table on page 26.

     Interest income for the year ended December 31, 2003 was $78,000 versus $32,000 for the year ended December 31, 2002. The increases were due to higher cash balances on hand during the first half of 2003 when the Company did not have bank debt, as compared to 2002.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31	2003	2002
(in thousands of dollars, except per share amounts)
Revenue	$17,582	$—
Cash flow from operations (1)	5,985	(1,759)
Per common share — basic and diluted	0.35	(0.35)
Net earnings	2,314	3,766
Per common share — basic and diluted	0.14	0.76

(1) Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income tax recovery, stock-based compensation, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the year. The Company evaluates its performance based on earnings and cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

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CONTRACT	TERM	VOLUME	AVERAGE PRICE	INDEX
Collar	Jan 2004 - Mar 2004	4,830 GJ/D	$6.36 - $7.15	AECO
Collar	Apr 2004 - Oct 2004	18,000 GJ/D	$5.50 - $6.37	AECO
Fixed Price	Jan 2004 - Mar 2004	1,610 GJ/D	$6.76	AECO
Fixed Price	Apr 2004 - Oct 2004	10,000 GJ/D	$5.76	AECO

     Other revenue received by the Company during 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. The Company also received a milestone payment of $105,000 with respect to the previous sale of its INH Technologies Inc. subsidiary. Other revenue of $107,000 received during the year ended December 31, 2002 also related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. The Company cannot predict the likelihood, timing or amount of any further milestone or licensing receipts.

ROYALTY EXPENSE

Royalty expense for the year ended December 31, 2003 was $4,205,000, or 24 percent of production revenue. There was no royalty expense for 2002 as the Company did not have oil and gas operations.

PRODUCTION EXPENSE

Production expense for 2003 was $2,028,000 or $0.67 per mcf, including accretion expense of $100,000. There was no production expense for 2002 as the Company did not have oil and gas operations.

OPERATING NETBACKS

($/mcf)	2003
Revenues	5.84
Royalties	(1.40)
Operating expenses	(0.67)

Operating netbacks	3.77

GENERAL AND ADMINISTRATIVE EXPENSE

Net general and administrative expense for the year ended December 31, 2003 was $4,590,000, an increase of 183 percent from the $1,621,000 for the year ended December 31, 2002. The increase in general and administrative expenses was attributable to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totaling $564,000 were capitalized for the year ended December 31, 2003.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2003 was $679,000 as compared with $71,000 for the year ended December 31, 2002. The increase in interest expense was a result of using the credit facility as an operating line of credit and to fund asset acquisitions.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the year ended December 31, 2003 was $8,933,000 as compared with $26,000 for the year ended December 31, 2002. On a unit of production basis, depletion and depreciation expense on oil and gas assets was $17.79 per boe for the year ended December 31, 2003. Depletion and depreciation associated with oil and gas assets accounted for the large increase in depletion and depreciation expense for 2003 as compared with 2002. Depreciation expense for 2002 related solely to computer equipment and office furniture and equipment.

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ASSET RETIREMENT OBLIGATIONS

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     The Company did not have long-lived assets subject to retirement obligations as at December 31, 2002 and therefore this change in accounting policy had no impact on the December 31, 2002 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000 and the recognition of an asset retirement obligation of $3,499,000. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

LEASE ABANDONMENT EXPENSE

During the third quarter of 2003, the Company consolidated its office space. A provision of $322,000 was made during the third quarter for residual lease costs on office space no longer occupied by the Company. This provision was increased by $180,000 to a total of $502,000 during the fourth quarter when sublease arrangements were modified. There was no lease abandonment expense for 2002.

OPERATING COSTS AND WRITE-DOWNS ASSOCIATED WITH ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. For the year ended December 31, 2003, operating costs and write-downs associated with assets held for sale were $190,000 as compared with $7,408,000 for the year ended December 31, 2002. During 2003, the Company wrote-down the carrying value of assets held for sale by $145,000 to the estimated net realizable value. During 2002, assets held for sale were written down by a total of $7,097,000.

INCOME TAXES

The Company’s current income tax expense was solely comprised of the Large Corporations Tax, and for the year ended December 31, 2003, totaled $345,000. There was no tax expense for the year ended December 31, 2002. The increase is due to the higher capital base of the Company attributable to the debt and equity financings completed during 2003.

     On December 5, 2003, the Company issued 2,900,000 flow-through shares for $15,225,000. In accordance with the agreements between the Company and the flow-through shareholders, the Company renounced $15,225,000 of Canadian Cumulative Exploration Expense as of December 31, 2003. This renunciation gave rise to a future tax liability of

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$5,271,000. The tax pools of the Company are sufficient to offset this liability and accordingly, a future tax recovery was recognized in an equal amount.

     Currently, the Company has tax pools that would provide for a $6,787,000 future tax benefit. This benefit has not been recognized due to the uncertainty of the future use of all of the tax pools.

LIQUIDITY AND CAPITAL RESOURCES

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

     Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

     On May 29, 2003, the Company issued a fully marketed prospectus offering 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

     On December 5, 2003, the Company issued through a private placement, 2,900,000 common shares on a flow-through basis at a price of $5.25 per share. The Company received $14,514,000, net of underwriting fees.

     On December 30, 2003, the Company issued, pursuant to a prospectus offering, 11,200,000 common shares at a price of $4.05 per share. The Company received $43,092,000, net of underwriting fees.

     On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49 percent interest in certain oil and gas properties west of the fourth meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a one percent undivided interest in the W4M Properties and a 100 percent interest in seismic data, to an independent third party.

     On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the one percent undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50 percent interest in the W4M Properties and non-cash working capital of $71,337,000 was funded by the net proceeds of the prospectus offering and bank debt.

     On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net cash consideration paid was $1,200,000. On December 31, 2003, 1053639 Alberta Ltd. was amalgamated with Hawker.

     On December 30, 2003, Hawker acquired all of the shares of Pointwest Energy Inc., a privately held oil and gas company with operations in Alberta and B.C., for total consideration of $67,247,000, funded by bank debt and the net proceeds of the December 30, 2003 share issue. Pointwest Energy Inc. was amalgamated with Hawker on December 30, 2003. Upon completion of the review of the minor properties of Pointwest, the Company has

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agreed to sell those properties for approximately $6 million. The Company is also seeking offers on the Valhalla property due to its limited future potential.

     During the year ended December 31, 2003, the Company spent $14,783,000 on capital asset additions, excluding property acquisitions. There were no capital expenditures during 2002, reflecting the wind-down of the biotech operations of the Company.

CAPITAL EXPENDITURES

YEAR ENDED DECEMBER 31	2003
(in thousands of dollars)
Exploration and Development Expenditures
Lease acquisition and retention	$1,916
Geological and geophysical	4,674
Drilling and completion	5,439
Facilities and equipment	2,475

Total Exploration and Development Expenditures	14,504
Other capital assets	279

Total Capital Expenditures	$14,783

     During the second half of 2003, the Company participated in the drilling of 35 gross (17.6 net) wells. This resulted in 27 gross (13.6 net) wells and 8 gross (4.0 net) dry holes. As at December 31, 2003, only 12 of these wells had been connected into processing facilities and/or pipelines. The Company and the Lavoy operator are taking steps to accelerate the tie-in process.

     For the year ended December 31, 2003, proceeds of $1,173,000 were received on assets held for sale as compared with $44,000 for the year ended December 31, 2002. The assets held for sale relate to the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company.

     During the 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan. The options exercised were granted while the Company was operating as a biotech firm.

     The Company has a $54 million extendible revolving term credit facility and a $10 million non-revolving bridge facility. As at December 31, 2003, $9.9 million of the extendible revolving term facility remained unutilized while the $10 million non-revolving bridge facility was fully utilized. The Company plans to use proceeds from oil and gas property sales to fund the repayment of the non-revolving bridge facility. The capacity of the extendible revolving term credit facility, combined with cash flow from operations, is expected to be sufficient to support the Company’s 2004 capital program.

     As at December 31, 2003, the Company’s working capital deficiency was $17,828,000, including the bridge financing of $10,000,000, compared to working capital of $412,000 as at December 31, 2002, reflecting the business acquisitions and year end activity level of the Company.

     Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of five percent of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

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RISKS AND UNCERTAINTIES

The Company is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, and currency exchange rates along with the credit risk of the Company’s industry partners. Operational risks include reservoir performance uncertainties, the reliance on operators of our non-operated properties, competition, environmental and safety issues, and a complex and changing regulatory environment.

Hawker is taking steps to reduce its business risks by increasing the number of core areas it has and increasing the number of areas it operates. This will spread the operational risks over several areas, reducing the potential impact on Hawker of unfavourable operational issues that may occur at any one area. It will also enable Hawker to control the timing, direction and costs related to exploration and development activities. Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and safety procedures.

The Company manages commodity pricing uncertainties with a risk management program that encompasses a variety of financial instruments. These include forward sales contracts on natural gas production and financial sales contracts.

RECENT ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants has issued a new accounting guideline related to full cost accounting for oil and gas. The recommendations contained in the guideline are to be implemented effective January 1, 2004 and it is expected adoption will not materially impact results.

OUTLOOK

At the start of 2003, the Company was a failed biotech firm seeking strategic alternatives. During the first half of 2003, the Company successfully transformed into an oil and gas enterprise and, at June 30, 2003, had a 50 percent working interest in two properties: the non-operated Lavoy area and the Cold Lake/Bonnyville area, which is operated by Hawker.

With the acquisition of Pointwest, the Company also has an average 85 percent working interest in the Boundary Lake area and a 100 percent working interest in the Valhalla property, both operated by Hawker, along with some minor non-operated properties. In the six short months since becoming an oil and gas enterprise, Hawker has also developed and drilled two successful gas wells on one of its own internally generated prospects at Chigwell, an emerging core area in that it provides the Company with the opportunity to add value to the property in the future. The Company has also assembled an exploration team and land outside its producing areas, including Purple Springs and Wild River, that will enable it to develop new core areas in 2004.

For fiscal 2004, the Company has budgeted $55.8 million of capital expenditures for exploration and exploitation opportunities. Hawker anticipates achieving an average production level in excess of 7,000 boe/d for 2004.

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